Consent of Independent Registered Public Accounting Firm




The Administrator
Covenant Transport, Inc.:


We consent to incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-2654, 33-88686, 333-67559, 333-37356, 333-50174, 333-88486, and
333-105880) of Covenant Transport, Inc. of our report dated June 25, 2004 relating to the statements of net assets available for plan benefits of Covenant Transport, Inc. 401(k) and Profit Sharing Plan as of December 29, 2003 and
2002, and the related statements of changes in net assets available for plan benefits for the years ended December 29, 2003 and 2002, and related supplemental schedule, which report appears in the December 29, 2003 annual report on Form 11-K of Covenant Transport, Inc. 401(k) and Profit Sharing Plan.

  /s/ KPMG LLP

Atlanta, Georgia
June 25, 2004